FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 15, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Wimm-Bill-Dann Foods OJSC [NYSE: WBD] informs of the payment on September 02, 2009 of the third bond coupon (bonds series 03 issue, state registration № 4-03-06005-A, registered on “17” January 2008). The aggregate payment under the third bond coupon is 279 693 060 rubles, 48 kopecks, that constitutes 74 rubles, 79 kopecks per bond.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Roman Bolotovsky
	Name:	Roman Bolotovsky
	Title:	Attorney in fact
Wimm-Bill-Dann Foods OJSC

Date: September 15, 2009